AGREEMENT

	Agreement made and entered into as of the 8th day of June, 1999 (the "Effective Date") by and between Tom Hughes of eConnect, a Nevada corporation (hereinafter referred to as "Company"), and Rogel Patawaran (hereinafter referred to as "Consultant") and shall serve as the Agreement between Company and Consultant superseding all prior agreements between Company and Consultant whether oral or written.

Witnesseth

	Whereas, the Company is desirous of entering into a contract with the Consultant wherein said Consultant will be engaged by the Company in accordance with the terms and conditions contained; and

	Whereas, Consultant is willing to enter into a consulting agreement with Company in accordance with the terms and conditions hereinafter provided on a non-exclusive basis.

	Now, therefore, for and in consideration of the mutual promises and covenants contained herein and subject specifically to conditions hereof, and intending to be legally bound thereby, the parties agree as follows:

1. Term of Agreement. The Company hereby engages Consultant and Consultant hereby agrees to work for the Company for a period beginning the 8th day of June, 1999 and ending on the 15th day of July 1999 unless this Agreement is extended by the parties hereto.

2. Services of Consultant. The Consultant is retained on a best efforts basis to advise and assist in the development and creation of specific software needed for the Company's hardware and Internet products.

3. Compensation. Upon execution of this Agreement, Consultant shall receive the sum of Two Hundred Fifty Thousand (250,000) shares of S-8 stock (free trading stock) in the Company to be issued in the name of the Consultant as compensation for consultant services.

4. Indemnity. The Company hereby agrees to indemnify and hold Consultant harmless of and from any and all costs, expenses, fees, claims, damages, and injuries, including attorneys' fees of any kind which may incur or be required to pay by reason of this Agreement.

5. Severability. The invalidity or non-enforceability of any provision hereof shall in no way affect the validity or enforceability of any provision.

6. Expenses. All authorized expenses shall be reimbursed to Consultant by the Company, on or before the 15th day of each calendar

7. Modification. This Agreement shall not be changed or modified or discharged except in writing by the consent of the parties hereto.
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8.  Entire Agreement.  This Agreement contains the entire Agreement and understanding between the parties concerning the subject matter contained herein. All modifications or amendments to this Agreement must be made in writing and signed by the parties hereto.

9. Choice of Law and Venue. The parties agree that this Agreement shall be governed and construed in accordance with the laws of the State of California. The parties and obligations of this Agreement shall be adjudicated in a court of competent jurisdiction in Los Angeles, California.

10. No Assignment. This Agreement may not be assigned by either party to any other person, entity, assignee, or successor in interest to the parties without the prior written consent of the other party.

11. Effect of Facsimiles. Facsimile copies of this full recourse agreement, including any addendum and modifications, are deemed originals, when signed as such by both parties, unless hard copies are requested by the transacting parties.

12. Authority. The parties hereby represent and warrant that the individuals executing this Agreement on their behalf are authorized to do so and will bind the parties to the terms and conditions of this Agreement.

	IN WITNESS WHEREOF, the parties have executed this Agreement on the date first written above.

eCONNECT


By:  /s/  Thomas S. Hughes
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Rogel Patawaran
Rogel Patawaran